UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Amendment No. 3
                                       to
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          PLATINUM ENTERTAINMENT, INC.
                          ----------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    727909103
                     ---------------------------------------

                                 (CUSIP Number)

                            LORRAINE E. JACKSON, ESQ.
                                  MAC Music LLC
                     1285 Avenue of the Americas, 21st Floor
                            New York, New York 10019
                                 (212) 641-5001
                    ----------------------------------------

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 with a copy to

                            BRUCE A. GUTENPLAN, ESQ.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                          New York, New York 10019-6064

                                  June 29, 1998
                    ----------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.  727909103

1        NAME OF REPORTING PERSON

         MAC Music LLC

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)   [_]

         (b)   [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS
         OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6        CITIZENSHIP OR PLACE OR ORGANIZATION

         DELAWARE

                                7     SOLE VOTING POWER
           NUMBER OF
            SHARES              8     SHARED VOTING POWER
         BENEFICIALLY                 1,800,000
           OWNED BY             9     SOLE DISPOSITIVE POWER
             EACH
           REPORTING            10    SHARED DISPOSITIVE POWER
            PERSON                    1,800,000
             WITH

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,800,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               23.1%

14       TYPE OF REPORTING PERSON
         OO

CUSIP No.  727909103

1        NAME OF REPORTING PERSON

         Maroley Media Group LLC

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)   [_]

         (b)   [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS
         OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6        CITIZENSHIP OR PLACE OR ORGANIZATION

         DELAWARE

                                7     SOLE VOTING POWER
           NUMBER OF                  100,000
            SHARES              8     SHARED VOTING POWER
         BENEFICIALLY                 1,800,000
           OWNED BY             9     SOLE DISPOSITIVE POWER
             EACH                     100,000
           REPORTING            10    SHARED DISPOSITIVE POWER
            PERSON                    1,800,000
             WITH

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,900,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               24.1%

14       TYPE OF REPORTING PERSON
         OO

CUSIP No.  727909103

1        NAME OF REPORTING PERSON

         Alpine Equity Partners L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)   [_]

         (b)   [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS
         WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6        CITIZENSHIP OR PLACE OR ORGANIZATION

         DELAWARE

                                7     SOLE VOTING POWER
           NUMBER OF
            SHARES              8     SHARED VOTING POWER
         BENEFICIALLY                 1,800,000
           OWNED BY             9     SOLE DISPOSITIVE POWER
             EACH
           REPORTING            10    SHARED DISPOSITIVE POWER
            PERSON                    1,800,000
             WITH

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,800,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               23.1%

14       TYPE OF REPORTING PERSON
         PN

CUSIP No.  727909103

1        NAME OF REPORTING PERSON

         Alpine Equity Partners L.L.C.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)   [_]

         (b)   [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS
         AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6        CITIZENSHIP OR PLACE OR ORGANIZATION

         DELAWARE

                                7     SOLE VOTING POWER
           NUMBER OF
            SHARES              8     SHARED VOTING POWER
         BENEFICIALLY                 1,800,000
           OWNED BY             9     SOLE DISPOSITIVE POWER
             EACH
           REPORTING            10    SHARED DISPOSITIVE POWER
            PERSON                    1,800,000
             WITH

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,800,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               23.1%

14       TYPE OF REPORTING PERSON
         OO

CUSIP No.  727909103

1        NAME OF REPORTING PERSON

         Oded Aboodi

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)   [_]

         (b)   [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS
         AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)       [X]

6        CITIZENSHIP OR PLACE OR ORGANIZATION

         United States

                                7     SOLE VOTING POWER
           NUMBER OF
            SHARES              8     SHARED VOTING POWER
         BENEFICIALLY                 1,800,000
           OWNED BY             9     SOLE DISPOSITIVE POWER
             EACH
           REPORTING            10    SHARED DISPOSITIVE POWER
            PERSON                    1,800,000
             WITH

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,800,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               23.1%

14       TYPE OF REPORTING PERSON
         IN

CUSIP No.  727909103

1        NAME OF REPORTING PERSON

         Richard D. Goldstien

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)   [_]

         (b)   [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS
         AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6        CITIZENSHIP OR PLACE OR ORGANIZATION

         United States

                                7     SOLE VOTING POWER
           NUMBER OF
            SHARES              8     SHARED VOTING POWER
         BENEFICIALLY                 1,800,000
           OWNED BY             9     SOLE DISPOSITIVE POWER
             EACH
           REPORTING            10    SHARED DISPOSITIVE POWER
            PERSON                    1,800,000
             WITH

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,800,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               23.1%

14       TYPE OF REPORTING PERSON
         IN

CUSIP No.  727909103

1        NAME OF REPORTING PERSON

         Bruce M. Greenwald

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)   [_]

         (b)   [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS
         AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6        CITIZENSHIP OR PLACE OR ORGANIZATION

         United States

                                7     SOLE VOTING POWER
           NUMBER OF
            SHARES              8     SHARED VOTING POWER
         BENEFICIALLY                 1,800,000
           OWNED BY             9     SOLE DISPOSITIVE POWER
             EACH
           REPORTING            10    SHARED DISPOSITIVE POWER
            PERSON                    1,800,000
             WITH

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,800,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               23.1%

14       TYPE OF REPORTING PERSON
         IN

CUSIP No.  727909103

1        NAME OF REPORTING PERSON

         Robert J. Morgado

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)   [_]

         (b)   [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS
         PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6        CITIZENSHIP OR PLACE OR ORGANIZATION

         United States

                                7     SOLE VOTING POWER
           NUMBER OF                  101,000
            SHARES              8     SHARED VOTING POWER
         BENEFICIALLY                 1,800,000
           OWNED BY             9     SOLE DISPOSITIVE POWER
             EACH                     101,000
           REPORTING            10    SHARED DISPOSITIVE POWER
            PERSON                    1,800,000
             WITH

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,901,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               24.1%

14       TYPE OF REPORTING PERSON
         IN

               This statement amends and supplements, as indicated below, the statement on Schedule 13D (the "Schedule 13D") filed by each of the above named reporting persons (the "Reporting Persons"), on December 22, 1997 with respect to the Common Stock, par value $.001 per share (the "Common Stock"), of Platinum Entertainment, Inc. (the "Company"), as amended on June 19, 1998 ("Amendment No.
1), and as amended on July 17, 1998 ("Amendment No. 2"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the meaning ascribed to such term in the Schedule 13D.

               This amendment number three to the Schedule 13D ("Amendment No. 3") is being filed on behalf of each of the Reporting Persons to correct Amendment No. 2, to report (i) Maroley Media Group LLC, not Morgado in his individual capacity, acquired 100,000 shares of Common Stock on June 29, 1998 (the "Shares"), (ii) the Shares were acquired directly from the Company in a private issuance transaction at a price per share of $6.75, which price was equal to the closing price of the Common Stock on the Nasdaq Stock Market on June 29, 1998, (iii) the statements in Amendment No. 2 by Morgado, to the best of his knowledge, with respect to Lipsher's acquisition of Common Stock and the Lipsher Warrant, are hereby imputed to Maroley, and (iv) changes in each of the Reporting Persons beneficial ownership percentage of the Company's common stock based on the number of shares of Common Stock outstanding as of July 23, 1998, to the best knowledge of the Reporting Persons based on information obtained from the Company.


Item 3.        Source and Amount of Funds and other Consideration.
               ---------------------------------------------------

               Item 3 to the Schedule 13D is hereby amended and supplemented as follows:

               The Shares were acquired by Maroley directly from the Company in a private issuance transaction at a price per share of $6.75, which price was equal to the closing price of the Common Stock on the Nasdaq Stock Market on June 29, 1998. The aggregate purchase price of $675,000 for the Shares was paid by Maroley from a capital contribution made by Morgado.


Item 4.        Purpose of Transaction.

               Item 4 to the Schedule 13D is hereby amended by striking the penultimate paragraph thereof, and inserting in lieu thereof the following:

               "Each of the Reporting Persons may from time to time acquire additional shares of Common Stock in the open market or in privately negotiated transactions, subject to the availability of Common Stock at prices deemed favorable, the Company's business or financial condition and other factors and conditions such Reporting Person deems appropriate, and pursuant to, and in compliance with, the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. Alternatively, (i) Morgado may sell all or a portion of the Common Stock acquired by him on March 12, 1996, (ii) Maroley may sell, all or a portion of the Common Stock acquired by it on June 29, 1998, and (ii) each of the Reporting Persons may sell all or a portion of the Series B Preferred Stock, Warrant or Common Stock issuable upon exercise of the Warrant or conversion of the Series B Preferred Stock, in each case, in privately negotiated transactions or in the open market, subject to the factors and conditions referred to above, the terms of the Investment Agreement, the Series B Preferred Stock, or the Warrant, as the case may be, and pursuant to, and in compliance with, the Securities Act of 1933, as amended, and the Securities Exchange Act of 1943, as amended."


               In addition, Item 4 to the Schedule 13D is hereby amended and supplemented as follows:

               Maroley's June 29, 1998 acquisition of Common Stock was made for investment purposes.

               Morgado and Maroley disclaim that either of them acted as a group with Lipsher in connection with Lipsher's acquisition of Common Stock and the Lipsher Warrant, as described in Amendment No. 2, and affirm that Morgado and Maroley presently have no agreements, arrangements or understandings, whether express or implied, with Lipsher with respect to the holding, voting or disposing of any shares of Common Stock beneficially owned by each of them or the acquisition of any additional shares of Common Stock.

               Morgado and Maroley disclaim beneficial ownership of any shares of Common Stock deemed to be beneficially owned by Lipsher in connection with the acquisition of Common Stock or the Lipsher Warrant described in Amendment No. 2. In addition, each of the other Reporting Persons disclaims beneficial ownership of any of the shares of Common Stock deemed to be beneficially owned by either Morgado, Maroley or Lipsher in connection with the acquisition of Common Stock and the Lipsher Warrant described in Amendment No. 2, as the same is corrected by this Amendment No. 3.



Item 5.        Interest in Securities of the Issuer.

               Item 5 to the Schedule 13D is hereby amended and restated to read in its entirety as follows:

               "(a) On March 12, 1996, Morgado, in his individual capacity, acquired 1,000 shares of Common Stock in connection with the initial public offering by the Company of its Common Stock.

               On December 12, 1997, the Company issued to MAC, and MAC acquired, the Warrant and the Series B Preferred Stock. Shares of Series B Preferred Stock are not convertible into shares of Common Stock until December 12, 1999. Accordingly, pursuant to Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended, each of the Reporting Persons is deemed to own zero (0) shares of Common Stock in connection with the conversion of shares of Series B Preferred Stock. As of the date hereof, the Warrant may be exercised at any time and from time to time on or after December 12, 1997 (but not later than October 31, 2007) to purchase an aggregate of one million eight hundred thousand (1,800,000) shares of Common Stock, subject to adjustment under certain circumstances.

               On June 29, 1998, Maroley acquired 100,000 shares directly from the Company in a private issuance transaction.

               Maroley and Morgado disclaim beneficial ownership of any shares of Common Stock deemed to be beneficially owned by Lipsher in connection with the acquisition of Common Stock or the Lipsher Warrant described in Amendment No. 2, and consequently, such shares are not included in the calculation, in accordance with Rule 13d-3(d), of the percentage of shares of outstanding Common Stock beneficially owned by Morgado.


               Based on the relationships described in Item 2 of the Schedule 13D, (i) each of MAC, AEP, LP, Maroley, AEP, LLC, Aboodi, Goldstein, and Greenwald may be deemed to share beneficial ownership, an aggregate of 1,800,000 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d), and there being, to the best knowledge of the Reporting Persons based on information obtained from the Company, 5,985,244 shares of Common Stock outstanding on July 23, 1998, represents approximately 23.1% of the outstanding shares of Common Stock on a diluted basis in accordance with Rule 13d-3(d), (ii) Morgado may be deemed to beneficially own an aggregate of 1,901,000 shares of Common Stock, and based on calculations made in accordance with Rule 13d-3(d), and there being, to the best knowledge of the Reporting Persons based on information obtained from the Company, 5,985,244 shares of Common Stock outstanding on July 23, 1998, represents approximately 24.1% of the outstanding shares of Common Stock on a diluted basis in accordance with Rule 13d-3(d), and
(iii) Maroley may be deemed to own an aggregate of 1,900,000 shares of Common Stock, and based on calculations made in accordance with Rule 13d-3(d), and there being, to the best knowledge of the Reporting Persons based on information obtained from the Company, 5,985,244 shares of Common Stock outstanding on July 23, 1998, represents approximately

24.1% of the outstanding shares of Common Stock on a diluted basis in accordance with Rule 13d-3(d)

               (b) By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Statement on Schedule 13D, each of the Reporting Persons may be deemed to share the power to direct the voting and disposition of the 1,800,000 shares of Common Stock beneficially owed by MAC. In addition to the 1,800,000 shares of Common Stock over which Morgado and Maroley share voting and investment discretion as described above, each of Morgado and Maroley, respectively, has sole power to direct the voting and disposition of the 101,000 shares and 100,000 shares, respectively, of Common Stock.

               (c) Except as set forth in this Schedule 13D, as amended through the date hereof, no Reporting Person beneficially owns any shares of Common Stock or has effected any transaction in shares of Common Stock during the preceding 60 days.

               (d) and (e)    Neither paragraph (d) nor paragraph (e) of Item
5 of Schedule 13D is applicable to this filing."

                                    SIGNATURE


               After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 24, 1998

                              MAC MUSIC LLC

                              By:      Alpine Equity Partners L.P.,
                                       Managing Member

                                       By:    Alpine Equity Partners L.L.C.
                                              General Partner


                                       By:    /s/ Richard D. Goldstein
                                              ------------------------

                                              Name: Richard D. Goldstein
                                              Title: Executive Vice President


                              By:      MAROLEY MEDIA GROUP LLC,
                                       Managing Member


                                       By:    /s/ Andrew B. Lipsher
                                              ---------------------
                                              Name: Andrew B. Lipsher
                                              Title: Executive Vice President


                              ALPINE EQUITY PARTNERS L.P.

                              By:      Alpine Equity Partners L.L.C.,
                                       its General Partner


                                       By:    /s/ Richard D. Goldstein
                                              ------------------------
                                              Name: Richard D. Goldstein
                                              Title: Executive Vice President

                              ALPINE EQUITY PARTNERS L.L.C.


                                       By:    /s/ Richard D. Goldstein
                                              ------------------------
                                              Name: Richard D. Goldstein
                                              Title: Executive Vice President


                              MAROLEY MEDIA GROUP LLC


                                       By:    /s/ Andrew B. Lipsher
                                              ---------------------
                                              Name:  Andrew B. Lipsher
                                              Title:  Executive Vice President


                                              /s/ Oded Aboodi by Richard D.
                                              Goldstein as Attorney-in-Fact
                                              -----------------------------
                                              ODED ABOODI


                                              /s/ Richard D. Goldstein
                                              ------------------------
                                              RICHARD D. GOLDSTEIN


                                              /s/ Bruce M. Greenwald by Richard
                                              D. Goldstein as Attorney-In-Fact
                                              ---------------------------------
                                              BRUCE M. GREENWALD


                                              /s/ Robert J. Morgado
                                              ---------------------
                                              ROBERT J. MORGADO